08002932

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nviro Cleantech plc

*CURRENT ADDRESS Norfolk House
31 St. James Square
London, SW1Y 4JR

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 02 2008
THOMSON REUTERS

FILE NO. 82- 35203 FISCAL YEAR 9/30/07

* *Complete for initial submissions only* ** *Please note name and address changes*

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082-35203



9-30-07
AR/S

Nviro Cleantech
Report and Accounts 2007

NVIRO
CLEANTECH

Contents

NVIRO CLEANTECH

Directors, Advisers &

Directors:

Libby Cooper
Andrew Cosentino
James Dickson Leach
Christopher Every
Philip Hollobone
Mustapha Omar
Peter Rugg
Duncan Sedgwick

Company Secretary:

David P Craine FCA

Registered Office:

Burleigh Manor
Peel Road
Douglas
Isle Of Man, IM1 5EP

Company Number:

116537C

Nominated Advisor:

Grant Thornton Corporate Finance
Grant Thornton House
Melton Street
Euston Square
London, NW1 2EP

Nominated Broker:

Fairfax I.S. PLC
46 Berkeley Square
Mayfair, London
W1J 5AT

Registered Auditors:

Baker Tilly Bennett Roy LLC
Chapter House, Upper Church Steet
Douglas, Isle of Man, IM1 1EA

Accountants:

Whale Rock Limited
53 Friern Mount Drive
Whetstone
London, N20 9DJ

Bankers:

HSBC
Vitrum
St Johns Innovation Park
Cambridge
Cambridgeshire
CB4 ODS



Highlights

- Admittance to AIM on 6 August 2007, raising £7.5 million (before expenses) through the placing of 11.9 million new shares
- Joint venture established in China for the commercialisation of Nviro's clean combustion technology, Vertus, including a commitment for two reductive thermal units (RTPs)
- Memorandum of Understanding ("MOU") signed with CLP Power India Private Ltd to develop Vertus biomass and coal treatment applications in India
- Identified a further source of early potential revenues for Vertus RTP in the selling of carbon emission credits derived from biomass units
- Microrelease technology for recycling of medium density fibreboard (MDF) confirmed via an extensive, independent testing programme
- Laseair and Organotect programmes on schedule with prototype assembly at an advanced stage
- In the USA negotiations continue with a number of prospective clients in both the Power generation and the industrial sectors and are expected to bear fruit in commitments in 2008
- Pre-revenue company with a loss before tax of £4.195 million

raising

placing of

Joint venture

in

&

Vertus

2009



Cleantech market

The Cleantech Industry is on the threshold of explosive growth over the next few years as evidence mounts about the real challenges facing our planet from the collective use of natural resources, such as fossil fuels, water and wood, especially in the period since the first industrial revolution These effects can be seen through global warming and imminent natural resource shortages, each impacting upon all aspects of life, from politics to technology innovation

Clean Technologies

$800

At the recent Bali Summit, which was attended by representatives from 187 nations, a framework was agreed for negotiations on a successor to the Kyoto protocol post 2012. Agreement was reached on the need for "deep cuts" in emissions and on a 2009 deadline for a definitive deal. It is also noteworthy that the delegates said that more money needed to be invested in clean technologies.

The concept of clean technologies embraces a diverse range of services and processes, from renewable energy, waste treatment to more resource-efficient industrial processes. However, they all share a common thread, that they employ new, innovative technology to create products and services that compete favourably on price and performance, whilst minimising negative impacts on the environment. It is conservatively estimated that the global market for Clean Technologies will reach $800 billion by 2010.



Chairman's and Chief Executive's

It gives us great pleasure to present Nviro Cleantech plc's results for the twelve month period to 30 September 2007, and report on the Group's progress to date. These results reflect the transition from a private company to an AIM quoted public company

Nviro has experienced an extremely busy and productive period since the successful AIM flotation in August. We have concentrated on operational and technical developments across our portfolio companies, laying the foundations for strong future growth. Our primary focus has been to establish key working partnerships in coal and biomass applications for our lead subsidiary Vertus, and we are delighted to have secured an MOU with CLP India while negotiations continue in other key territories.

In testing, our second portfolio technology Microrelease, continues to perform well, while prototyping for both Laseair and Organotect is on schedule. Furthermore, the strengthening of our senior team will also be fundamental in delivering on the exciting growth strategy stated in our AIM Admission document.



our objective is to develop environmental technologies into self-sustaining businesses

Strategy

Nviro focuses on commercialising clean technologies such as renewable energy, waste recycling, emissions control, and air quality monitoring to benefit the global environment and provide efficient and cost effective solutions which are expected to meet or exceed increasingly stringent environmental standards.

The group applies a business model that is common to each project, and is geared towards value creation. The chosen technologies have all achieved laboratory proof of principle, or are at a more advanced stage, and the technologies must be disruptive without requiring radical shifts in consumer behavior or large capital investments.

Each project must demonstrate the potential to generate substantial incremental value through commercialisation to form the foundation of a business within a maximum of 36 months from the initial investment. Projects must offer significant global market opportunity.

Nviro Cleantech's ultimate objective s to develop each project into a self-sustaining business and select the most appropriate exit route. The Group is concentrating most of its resources on its primary technology, Vertus Reductive Thermal Process ("RTP").

investing in tomorrow's
cleaner future



No capital outlay from clients **as Vertus** recovers its costs via a per ton fee **based** mechanism

Review of [illegible]

Vertus RTP

Coal is used to generate 40% of the electricity worldwide. As global reserves are forecast to last over 200 years, coal is expected to continue as a leading fuel source in power generation for the foreseeable future. The global consumption of several billion tons of coal annually releases large quantities of particulates, sulphur, mercury, nitrogen, chlorine, and carbon dioxide into the environment. Hence, the reliance on coal and its accompanying environmental challenges, are creating a significant demand for the development of viable clean coal technologies.

The Group's RTP technology simultaneously eliminates most environmental problems associated with the burning of coal through the removal of hazardous air pollutants (HAP's) and improves fuel energy efficiency, so reducing the emission of carbon dioxide. This pre-combustion technology separates carbon rich fuel from the volatile components of coal and biomass through a reductive thermal process, involving exposure to an environment of indirect elevated temperature and low oxygen. RTP is an accelerated simulation of the Earth's natural carbonisation process which generates high grade anthracite. Vertus RTP technology is also an effective treatment for biomass fuels. In particular, the separation of volatiles and solid fuel in certain types of biomass, such as rice husk, can improve the energy efficiency of fuels that are otherwise difficult to combust effectively, or prone to produce emissions when used in open or traditional boiler combustion.

A pilot plant in Europe has been operational for five years, evaluating the impact of RTP on both coal and biomass. Extensive independent EU funded trials confirm that the Vertus RTP technology reduces sulphur, mercury, and chlorine emissions by 97 – 99 %, and produces a clean concentrated carbon dioxide stream for sequestration or treatment. In addition to these environmental benefits, the capital cost of the RTP technology is estimated to be over 70 per cent lower than new scrubber installations.

We have been actively marketing the Vertus RTP system in the three major coal territories of the globe, namely, the USA, India and China, where coal resources, and the recognised growing demand for more energy underpin the future use of coal as a power generating fuel. In addition, each of those territories is, to a varying degree, actively driving the application



of biomass in order to reduce emissions from fossil fuels. Our marketing efforts have been fruitful in India with the CLP Power India biomass and lignite coal project, while in China negotiations are ongoing with both potential biomass and coal clients. In the USA negotiations with potential coal clients from both power generating companies and industrial users generating electricity for their own purposes, are continuing.

The Directors believe that the financial benefit of the time spent in priming these markets will be shown in the next fiscal year. There has also been an encouraging verification of the Vertus RTP business model from prospective clients in each territory. In addition strong relationships are being developed with companies that will build the Vertus systems, under contract, for the target territories.

The experience from our own marketing efforts and knowledge from system manufacturers in the biomass area have also influenced our direction with the proposed carbon burner technology in our project portfolio. The Vertus capability to produce high grade carbon fuel from biomass, and a drive for smaller distributed power generation units, especially in the Asian market, have led us to link the two projects more closely for future benefit.

We have decided to align the direction of development of the Carbon Burner technology with that of the clean coal technology due to the technical proximity of the two processes. To date, tests have confirmed the technical principle of igniting a 100% stream of carbon powder in a laboratory laser-based ignition system. In order to further our aims with a pure carbon burner and meet market demands, Nviro is developing a simple more robust system.



European based Vertus Pilot Plant



Microrelease

The global market for manufactured wood products is growing rapidly, causing furniture and construction companies to face increasing disposal costs for their industrial wastes. Microrelease technology processes MDF and particle board, breaking them down into their constituent wood fibres for reuse in a variety of markets. The application of microwave radiation excites the fibres, and, in combination with the controlled application of moisture, bursts joints where binding agents link wood fibres or particles. This innovative technology allows a simple, continuous recycling process that involves no chemicals to recapture pristine fibre. Microrelease has the ability to both save landfill costs for the manufacturing companies as well as providing environmental benefits through recycling, whilst generating revenue from the sale of the recycled wood fibre.

Over the past few months the fundamental principle of separating wood fibre from MDF board (both virgin and laminated) by microwave processing, has been proven by an extensive testing programme carried out by C-Tech Innovation Ltd, an outside contractor which specialises in microwave technology. They were able to demonstrate that more than 90% of wood fibres can be recovered by this technique, at an operational cost level for the process that is economically viable.

These encouraging results have provided a firm foundation to initiate a programme to design a Microrelease production unit. This unit will use known and accepted technology, for each module of the process (i.e. preparation, microwave exposure, water addition, water removal, fibre separation, drying, water recycling), which, when combined, will form an economically viable, continuous process line. Measurable progress has already been made in the area of material preparation, water extraction, and drying. Work is in progress on the other areas listed above.

Another highlight for Microrelease was the award of a contract by the Waste and Resources Action Programme (WRAP), through Nviro Cleantech's partner, the Furniture Industry Research Association ("FIRA"), to demonstrate the viability of MDF recycling in the UK. This development is of significant importance with regard to market penetration.



Laseair

Over 90% of new office buildings incorporate air conditioning systems, which are known to contribute to sources of disease, such as Legionaires. Recent outbreaks demonstrate that improved decontamination systems are a priority. Current technologies cannot destroy airborne chemicals like volatile organic compounds and communicable bacteria and pathogens, in a cost effective and distributed manner. Laseair involves the development of a laser technology that utilises a low-energy source to significantly improve the cleaning and decontamination of air at a lower cost than existing passive filtration methodologies.

The programme is advancing on-schedule and the first prototypes will be ready for testing in H1 2008. Once performance is proven, the Laseair system has a wide range of application opportunities, particularly in industrial air cleaning systems and clean rooms.

Organotect

More stringent legislation, environmental and security concerns are driving the need to sample the air in order to detect pollutants and biohazards. These drivers have led to predictions that investment in the US chemical sensing market are set to reach $4.9bn per annum by 2009. Organotect effectively transitions high-quality gas spectrometry technology into field applications, via fixed and portable platforms. At the heart of this technology is a plasma emission detector which is integrated into a microchip. Portable instruments utilising these microchips significantly reduce the cost and time for analysing breathing air, atmospheric samples, and industrial process emissions.

This project is running to plan and the first prototype units are being assembled, ahead of being sent out on field trials with potential customers to test.

Use of net **proceeds** from IPO (£6.53m)

This chart demonstrates that the majority of Nviro Cleantech's resources are directed at their lead technology Vertus



Vertus £4.04m

Other Technologies £1.39m

Corporate Working Capital £1.10m

Financial

The initial start-up investment for Nviro was bolstered by an external funding round in November 2006, with further funds raised in April 2007. This resulted in a total investment of approximately £12.36 million since the Group's inception, including net proceeds of £6.53 million with the group's fundraising and admission to AIM in August 2007.

Over the twelve months ended 30 September 2007, Nviro recorded a pre-tax loss of £4.195m, which is in line with the Director's expectations. Cash outflow from operations was £4.165m, reflecting the loss for the period. Our cash position remains strong, and at 30 September 2007 was £5.9m, slightly ahead of expectations, reflecting tight cost control. We continue to make good use of our cash resources and we remain firmly committed to our budget.

Going Concern

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the group has access to secure adequate resources to continue in operational existence for the foreseeable future. The company intends to raise additional funds in 2008 from research and development grants, economic development grants, debt, equity, or a combination of sources.

Outlook

Nviro Cleantech's management team has created significant value over the past twelve months and has recorded several important milestones, particularly in the recent achievement of commercialisation of our lead technology Vertus.

With the Cleantech Industry at an inflection point owing to the convergence of several trends, including demand from consumers for new technology to reduce environmental harm, and tighter government regulation driving innovation and spending, Nviro is well positioned to benefit from these macro-economic factors.

We are confident that next year will see the Group install a number of industrial-scale Vertus units that will drive us into a revenue-generating position.

James Dickson Leach
Non-Executive Chairman

Chris Every
Chief Executive Officer


Revenue generating
Vertus units
will be installed this year

Directors' Biographies

James Dickson Leach, Non Executive Chairman (age 61)

JSD Leach has spent most of his career in Hong Kong working with the prominent Kadoorie family. During this time he was exposed to many privately held operations, but latterly he has been involved with their associated public held corporations, China Light & Power (CLP) Holdings, Hong Kong and Shanghai Hotels, and Tai Ping Carpets. He was closely involved, from the inception, of CLP's international operations in Thailand, India and Australasia. Since his retirement in 2006 he has remained on several boards including CLP, HK Aircraft Engineering, and China Construction Bank (Asia) – formerly known as Bank of America (Asia). In the early 1980s he ran a Venture Capital company which invested in manufacturing oilfield equipment and construction materials.

Chris Every, Chief Executive (age 55)

Chris comes from a background in sales and marketing to Board level management and new technology development in engineered and technical products, for companies including Wiggins Teape Paper, Courtauld International Marine Paints, National Starch, and Williams Holdings. He moved from corporate management to consulting twenty years ago and has worked with major organisations including Michelin, Powergen, TXU Energy and national and local government. He also has extensive experience in building new businesses, including Enhance Biotech Inc. and Brimac Ltd. Most recently, Chris has served as the CEO of Enhance Biotech Inc. a biotech start-up, and is an active board member for Brimac Ltd, an environmental business focused on the manufacture and application of carbon for filtration in the sugar refining and water treatment fields.

Dr Mustapha Omar, Commercial Director (age 47)

Mustapha has extensive experience in capital markets, primarily in the field of investment analysis, and latterly in corporate broking. Prior to his role with Fairfax Equities as Head of Research, he served 10 years at Collins Stewart, where he was one of the original 18 partners and was also Head of Research. His City career commenced at Williams de Broe in 1989 where he was an analyst covering the Capital Goods sector. However in early 2000 Mustapha switched his sector coverage to embrace the Technology and Telecoms sectors. He has four years industrial experience as a Senior Research Scientist with Taylor Woodrow and IDM Electronics. Mustapha is currently a Director of The Innovation Fund where he serves on the investment committee of this private equity fund that specialises in investing in early stage technology companies. Mustapha has a First Class degree in Mechanical Engineering with Mathematics, a PhD in Materials Science, and is the author of five scientific publications in international journals.

Peter Rugg, Finance Director (age 60)

Peter comes with extensive financial experience from corporate and investment banking, working internationally in M&A, capital markets and venture funding as well as practical experience in major public corporations including as CFO in Triton Energy. Peter is currently Chairman of Inflect Technologies, Nviro Cleantech's seed funding partner. In recent years he has been consulting to technology companies in the early growth phase with strategic and financial development support across a wide range of industry sub sectors and global territories as a senior partner with a consulting firm. Prior to his role with Triton, Peter was Vice President of the corporate finance division for JP Morgan with leading relationships with ExxonMobil, Shell Oil, and BP Amoco.

Libby Cooper, Non Executive Director (age 51)

Libby is an experienced corporate lawyer, with a unique focus in waste management and environmental law. Previously, she has been a leading member of Clarks Legal's environmental law practice leading both government and private clients to create environmental compliance strategies, develop renewable energy projects, and implement regional waste management programmes. Prior to Clarks Legal, she was the Company Secretary for SITA Holdings UK Ltd, where she was responsible for all legal affairs of this leading UK waste management and recycler. She helped strategically guide the company through all aspects of environmental law, compliance, contract procurement and management, and was responsible for negotiations and communications with the Environment Agency at a national level in the UK. Prior to SITA Holdings UK, Libby was Director and Company Secretary at Initial which was a subsidiary of BET Plc, now part of Rentokil Plc, where she was responsible for all legal matters affecting the company's operations. Libby began her career at Shanks and McEwan (Southern), a major waste management firm in the UK, where she became Company Secretary responsible for human resources and legal functions.

Duncan Sedgwick, Non Executive Director (age 51)

Duncan is a proven leader in the energy sector. He is currently the CEO of the Energy Retail Association (ERA) in the United Kingdom. He has helped to build the association from the ground up, becoming a key spokesman for the sector in time of unprecedented price rises. He has delivered major operational performance improvements in the areas of selling, customer transfer and billing within member organisations. Prior to his role with the ERA, Duncan held various positions within PowerGen, the largest UK power utility. As Director of Business Transformation, he led company wide change programmes to reduce operating costs and improve productivity. Prior to this role, he was the Retail Director – Residential Markets where Duncan was responsible for the £1bn consumer business. While in this role he led unprecedented growth in utility consumers, repositioned the brand and company, as well as overhauled the IT infrastructure to provide for efficient and stable growth.

Philip Hollobone, Non Executive Director (age 42)

Phillip is currently both a Member of Parliament for the Kettering constituency and a member of the Kettering Borough Council for the Buccleuch ward. Before being elected to Parliament in 2005, Phillip spent most of his working career as an utilities industry analyst within Williams de Broe, Société General, and Panmure Gordon examining the performance of water, gas and electricity companies across the UK. During his career in investment banking, Phillip served over eight years in the Territorial Army, latterly as a paratrooper. He was educated at Oxford University, where he studied Modern History and Economics

Andrew Cosentino, Non Executive Director (age 54)

Andrew Cosentino is a Yale graduate with over 25 years of experience in corporate mergers and acquisitions and capitalization of companies though public and private equity and debt financings from seed stage financing through to post-IPO financings. During that time, Andrew also acquired experience in corporate and securities law in legal practice. He was a partner in the New York office of several major U.S. law firms. Andrew has worked on over 500 transactions for a variety of public and private company clients, ranging from early stage companies to mature industry leaders, as well as investment banking firms and funds, based in the United States, Europe, Latin America and the Far East. He has counselled enterprises focused upon diverse businesses including high technology, biotechnology, clean technology, software, financial institutions and investment banking, communications and media, consulting, consumer products marketing and distribution, manufacturing, specialty retailing, transportation and transportation services and mining.

Directors' Report

The Directors present their report on the affairs of the Company and the Group, together with the audited financial statements, for the period ended 30 September 2007, (17 month period ended 30 September for the Company). The Company was incorporated on 27 May 2006. The name of the Company was changed from Nviro Cleantech PLC to Nviro Cleantech plc on 18 May 2007.

Principal Activities

The principal activities of the Group are the development and exploitation of clean technologies.

Business Review and Future Developments

Nviro Cleantech plc is a public listed company, incorporated and domiciled in the Isle of Man and quoted on AIM. The Company is required by the UK Companies Act 1985 to set out in this report a fair review of the business of the Group during the financial year ended 30 September 2007 and of the position of the Group at the end of the year. The information that fulfills these requirements can be found within the Chairman's & Chief Executive's statement on pages 5 to 12 which are incorporated into this report by reference. These sections also include details of expected future developments in the business of the Group.

Key Performance Indicators

Legislation requires the Board to disclose relevant Key Performance Indicators. In the current stage of the Group's development, (the pre revenue stage), the main key performance indicator is the monthly cash burn level. During the year, this was running at a level below that originally budgeted. The other key performance indicators are that expenditure remains close to that originally budgeted and the technical feasibility of each project remains sound. As at 30 September 2007, there is no indication that the technical feasibility of any project is in jeopardy.

Principal Risks and Uncertainties

Risk is inherent in all businesses. Set out below are certain risk factors which could have an impact on the Group's long term performance. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties facing the Group.

Commercialisation Risk

The Group's growth and development is dependent upon developing, commercialising and marketing new technologies. If not done successfully, growth and development may be impaired.

Competition Risk

If the Group fails to keep up with rapid technological change then its technologies could become less competitive or obsolete. The Group may face significant competition from organisations that have much greater capital resources than the Group thus making it more difficult for the Group to compete successfully in such a market place.

Regulatory Risk

The industry is subjected to intensive government regulation both current and proposed, by various country specific and international regulatory bodies. The Group's technologies will be required to meet certain safety and environmental protection standards to gain approval to manufacture and market. Compliance with these regulations and standards may make it more expensive to operate the business and increase the risk that technologies may be delayed.

Intellectual Property Rights (IPR) Risk

The Group depends upon IPR to finance, develop and commercialise its technologies. The business of the Group would be adversely affected if the IPR is not or cannot be adequately protected in key markets or if the technology it protects is superceded by other technology.

Financial Assets

The Group's principal financial assets are bank balances and cash on deposit, other receivables and investments. The Group is exposed to the following risks – foreign currency risk, credit risk, liquidity risk and interest rate risk. The policy for managing these risks is outlined below;

Foreign Currency Risk

Foreign currency risk arises on purchases from overseas markets, namely the United States of America, the transactions being denominated in $US. Purchases from these markets however are minimal hence the risk is not considered to be significant.

Liquidity Risk

The Group maintains good relationships with its banks, all of whom are banks with high credit ratings and its cash requirements are anticipated via the budgetary process.

Credit Risk

The Group is mainly exposed to credit risk from its other receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Management considers the above measures to be sufficient to control the credit risk exposure.

Interest Rate Risk

The Group is exposed to interest rate risk on its interest-bearing financial assets and liabilities. Cash and cash equivalents are the only interest-bearing financial assets held by the Group. All cash and cash equivalents are held in floating rate deposit accounts.

Results and Dividend

The results of the Group for the year ended 30 September 2007 are set out on page 28. The Directors are unable to recommend the payment of a dividend for the year.

Related Party Transactions

Details of related party transactions are given in Note 26 to the financial statements.

Supplier Payment Policy

The Company's policy which is also applied by the Group is to agree payment terms with all suppliers when establishing the terms of each business transaction and to abide by the agreed terms of payment. Trade payables of the Group at 30 September 2007 were equivalent to 36 days purchases, (2006: 11 days) based on the actual year end balance.

Research and Development

Details of research and development activities undertaken by the Group during the year, can be found in the Chairman's and Chief Executive's Statement on pages 5 to 12.

Directors

Biographical details of the Directors are set out on pages 14 to 15 and details of their remuneration is set out on pages 22 to 24.

Directors' Interests

The beneficial interests of the present Directors and their families at 30 September 2007 in the ordinary share capital of the Company were as follows:

	30 September 2007	
	Ordinary shares	**Share options**
Christopher Every – appointed 1 May 2006	2,000,000	250,000
Peter Rugg – appointed 1 May 2006	310,000	200,000
Mustapha Omar – appointed 1 March 2007	88,147	611,853
Philip Hollobone – appointed 11 December 2006	-	70,000
Libby Cooper – appointed 11 December 2006	-	70,000
James Dickson Leach – appointed 11 December 2006	208,981	100,000
Duncan Sedgwick – appointed 11 December 2006	-	70,000
Andrew Cosentino – appointed 26 September 2007	-	70,000

Further details of the Directors' share options are provided in the Director's Remuneration Report on pages 22 to 24.

Substantial Shareholdings

At 8 January 2008 the Directors had been notified or were otherwise aware of the following holdings of 3 per cent or more of the Company's issued share capital:

	Number of ordinary shares	**Percentage of issued ordinary share capital**
Inflect Technologies Limited	5,000,000	11.41%
Chase Nominees Limited	4,603,175	10.50%
Harewood Nominees Limited	4,517,296	10.31%
BIAR Capital Limited	4,000,000	9.13%
BNY (OCS) Nominees Limited	2,538,778	5.79%
Lifescience Ventures Limited	2,117,934	4.83%
The Bank of New York (Nominees) Limited	2,079,352	4.75%
Pershing Keen Nominees Limited	2,064,822	4.71%
Christopher Every	2,000,000	4.56%
Rosario Technologies Limited	1,900,000	4.34%
Roy Nominees Limited	1,723,884	3.93%
IT Properties UK Limited	1,700,000	3.88%
The Milken Institute	1,700,000	3.88%

%'s are based on the issued share capital at the date of notification.

Charitable and Political Donations

The Group made no charitable or political donations in the financial period.

Annual General Meeting

The resolutions to be proposed at the forthcoming Annual General Meeting on 27 March 2007, are set out in the formal notice of the meeting.

Disclosure of Information to Auditors

So far as each Director at the date of approval of this report is aware, there is no relevant audit information of which the Company's auditors are unaware and each Director has taken all steps that he ought to have taken to make himself aware of any relevant audit information and to establish that the auditors are aware of that information.

Post Balance Sheet Events

In October 2007, a memorandum of understanding was signed with CLP India in the Vertus RTP market, to proceed with preliminary work to test various fuel sources with a view to proceeding to building a plant for CLP in India. These tests are currently progressing positively.

Auditors

Baker Tilly UK Audit LLP have resigned and the directors have appointed Baker Tilly Bennett Roy LLC in their place. Baker Tilly Bennett Roy LLC, being eligible, has expressed its willingness to continue in office as auditors in accordance with section 12(2) of the Companies Act 1982 and a resolution to reappoint them will be proposed at the forthcoming Annual General Meeting.

Going Concern

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the Group has access to secure adequate resources to continue in operational existence for the foreseeable future. The Company intends to raise additional funds in 2008 from research and development grants, economic development grants, debt, equity, or a combination of sources. For this reason the directors continue to adopt the going concern basis in preparing the financial statements

By order of the Board

Peter Rugg, Director
14 February 2008

Corporate Governance Statement

The Directors recognise the value of the principles of good corporate governance, as set out in the Combined Code and aim to comply with such corporate governance practice so far as is practicable and appropriate for a public company of the size and nature of a company quoted on AIM. Set out below is a summary of how, at 30 September 2007, the group was dealing with corporate governance issues.

Board Structure

The board is responsible to shareholders for the proper management of the Group. During the year, the board comprised the non-executive chairman, the four remaining non-executive directors and the three executive directors. Brief biographies are on pages 14 to 15 and demonstrate a range of relevant experience at a senior level. At the end of each financial period, one third of the directors who are subject to retirement by rotation shall retire from office by rotation.

The board meets at least quarterly and as issues arise that require board attention. In addition to those formal matters required by the Companies Act(s) to be set before a board of directors, the board has a formal schedule of matters specifically referred to it for decision, including, the consideration of strategy and policy, approval of major capital investments and to consider, and where appropriate, approve all material corporate acquisitions, investments and disposals.

Audit Committee

An audit committee has been established comprised of the Non-Executive Directors, Philip Hollobone, (Chairman), James Dickson Leach, (Accountant) and Libby Cooper, (Lawyer). It meets at least twice a year and is responsible for ensuring that the financial performance of the Group is properly reported on and monitored, for meeting the auditors and reviewing the reports from the auditors relating to accounts and internal control systems.
If required, meetings are attended by appropriate members of senior management.

The committee advises the board on the appointment of external auditors and their remuneration for both audit and non-audit work and discusses the nature and scope of the audit with the external auditors. The committee is responsible for overseeing the performance, as well as the independence and objectivity of the auditor which it does by requiring reports from the auditor and a requirement to pre-approve fees for non audit work.

Remuneration Committee

A Remuneration Committee has been established which comprises of the Non-Executive Directors, Duncan Sedgwick, (Chairman), Philip Hollobone and Libby Cooper. It will meet at least twice a year and will have primary responsibility to review the performance of Executive Directors and senior employees and set the scale of their remuneration having due regard to the interests of shareholders. It is also responsible for administering the Share Option Scheme.

Internal Financial Control and Reporting

The board has the responsibility for establishing and maintaining the Group's system of internal controls and reviewing its effectiveness. The procedures which include inter alia, financial, operational and compliance matters and risk management are reviewed on an ongoing basis. The board approves the annual budget and performance against budget is monitored and reported to the board. The board has considered the guidance published by the Institute of Chartered Accounts in England & Wales concerning the internal control requirements of the Combined Code and has established an ongoing process for identifying, evaluating and managing the significant risks faced by the Group.

Given the Group's size and the nature of its business, the Board does not consider it would be appropriate to have its own internal audit function. An internal audit function will be established as and when the Group is of an appropriate size but meanwhile the audit of internal financial controls form part of the responsibilities of the Group's finance function.

AIM Compliance Committee

An AIM Compliance Committee has been established which consists of Christopher Every, Peter Rugg and James Dickson Leach. It meets at least twice a year and is responsible for ensuring that the company complies at all times with the AIM rules for companies, in particular, compliance with the obligations relating to disclosure.

Relations with Shareholders

The board remains fully committed to maintaining regular communication with its shareholders. There is regular dialogue with major institutional shareholders. Press releases are issued throughout the year and the company maintains a website, www.nvirocleantech.com on which all press releases are posted and which also contains the report and accounts. The Annual Report contains extensive information about the Group's activities and the Annual General Meeting is to be held at Burleigh Manor, Peel Road, Douglas, Isle of Man, IM1 5EP on 27 March 2008.

Going Concern

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the Group has access to secure adequate resources to continue in operational existence for the foreseeable future. The Company intends to raise additional funds in 2008 from research and development grants, economic development grants, debt, equity, or a combination of sources. For this reason the directors continue to adopt the going concern basis in preparing the financial statements.

Report of the Remuneration Committee

This report describes how the Board has applied the principles of good governance relating to Director's Remuneration.

Remuneration Committee

The Remuneration Committee comprises of Duncan Sedgwick, (Chairman), Philip Hollobone and Libby Cooper. It will meet at least twice a year and will have primary responsibility to review the performance of Executive Directors and senior employees and set the scale of their remuneration having due regard to the interests of shareholders. It is also responsible for administering the Share Option Scheme.

Policy on Executive Directors' Remuneration

The committee is authorised to seek external legal or professional advice, and to secure the attendance of third parties with relevant expertise if considered necessary but shall ensure that all its activities are cost effective for the Company, and with the pre-approval of the Board.

Executive Remuneration packages are designed to attract, motivate and retain directors of the calibre required to grow the business and enhance value to shareholders. All executive directors are currently paid a basic annual salary and have been granted share options. No director received any benefits in kind during the year, contributions into any pension scheme or an annual bonus of any kind. All Executive Directors service contracts have a notice period of 6 months.

Share Options

The share option scheme was established to incentivise the directors and senior management, aid recruitment to the company and to enable directors and senior employees to share in the benefit from the increased market capitalisation of the Company. The Remuneration Committee has responsibility for the granting of options under the scheme. All options granted to directors are shown in the table on page 24.

Non-Executive Directors

All non-executive directors have specific terms of engagement and annual contracts. Remuneration paid to the non-executive directors is shown in the table over. All non-executive directors participate in the share option scheme. The Board considers that the independence of the non–executive directors is not impaired by their participation in the share option scheme. The Board therefore regards the non-executive directors as being independent directors.

Directors' Remuneration

The elements of remuneration received by each director in respect of the year ended 30 September 2007 were as follows:

	Fees and salaries £	Total 2007 £	Fees and salaries £	Total 2006 £
Executive				
Christopher Every	110,000	110,000	117,833	117,833
Peter Rugg	33,332	33,332	-	-
Mustapha Omar	58,333	58,333	-	-
	201,665	201,665	117,833	117,833
Non-Executive				
James Dickson Leach	15,525	15,525	-	-
Libby Cooper	13,500	13,500	-	-
Phillip Hollobone	13,500	13,500	-	-
Duncan Sedgwick	13,500	13,500	-	-
Andrew Cosentino	-	-	-	-
	56,025	56,025	-	-
	257,690	257,690	117,833	117,833

Mustapha Omar was appointed a director on 1 March 2007, hence the remuneration shown above is for a 7 month period.

James Dickson Leach, Libby Cooper, Philip Hollobone and Duncan Sedgwick were all appointed directors on 11 December 2006.

Of the amounts paid to Christopher Every, James Leach and Duncan Sedgwick above, totals of £55,000, £15,525 and £13,500 were paid as consultancy fees.

Peter Rugg received £26,346 (2006: £Nil), from Inflect Technologies Limited, (a shareholder of Nviro Cleantech plc) for his services as a director of Nviro Cleantech plc.

Directors' Share Options

Aggregate emoluments disclosed above do not include any amounts for the value of options to acquire ordinary shares in the Company, granted to or held by the directors. Details of the options granted during the year are as follows;

Name of director	At 1 October 2006	Options at appointment	Granted in year	Exercised/ Lapsed	Date granted	At 30 September 2007	Exercise Price	Exercisable
Christopher Every	83,334	-	-	-	15.07.06	83,334	£0.10	06/08/07 – 05/08/17
	83,333	-	-	-	15.07.06	83,333	£0.10	31/12/07 – 31/12/17
	83,333	-	-	-	15.07.06	83,333	£0.10	31/12/08 – 31/12/18
Peter Rugg	66,666	-	-	-	15.07.06	66,666	£0.10	06/08/07 – 05/08/17
	66,667	-	-	-	15.07.06	66,667	£0.10	31/12/07 – 31/12/17
	66,667	-	-	-	15.07.06	66,667	£0.10	31/12/08 – 31/12/18
Mustapha Omar	-	232,558	-	-	27.02.07	232,558	£0.43	01/03/07 – 01/03/17
	-	-	126,431	-	26.06.07	126,431	£0.51	06/08/07 – 06/08/17
	-	-	126,431	-	26.06.07	126,431	£0.51	31/12/07 – 31/12/17
	-	-	126,433	-	26.06.07	126,433	£0.51	31/12/08 – 31/12/18
Philip Hollobone	-	30,000	-	-	27.12.06	30,000	£0.43	27/12/06 – 27/12/16
	-	20,000	-	-	27.12.06	20,000	£0.43	31/12/07 – 31/12/17
	-	20,000	-	-	27.12.06	20,000	£0.43	31/12/08 – 31/12/18
Libby Cooper	-	30,000	-	-	27.12.06	30,000	£0.43	27/12/06 – 27/12/16
	-	20,000	-	-	27.12.06	20,000	£0.43	31/12/07 – 31/12/17
	-	20,000	-	-	27.12.06	20,000	£0.43	31/12/08 – 31/12/18
James Dickson Leach	-	40,000	-	-	27.12.06	40,000	£0.43	27/12/06 – 27/12/16
	-	30,000	-	-	27.12.06	30,000	£0.43	31/12/07 – 31/12/17
	-	30,000	-	-	27.12.06	30,000	£0.43	31/12/08 – 31/12/18
Duncan Sedgwick	-	30,000	-	-	27.12.06	30,000	£0.43	27/12/06 – 27/12/16
	-	20,000	-	-	27.12.06	20,000	£0.43	31/12/07 – 31/12/17
	-	20,000	-	-	27.12.06	20,000	£0.43	31/12/08 – 31/12/18
Andrew Cosentino	-	30,000	-	-	26.09.07	30,000	£0.58	26/09/07 – 26/09/17
	-	20,000	-	-	26.09.07	20,000	£0.58	31/12/08 – 31/12/18
	-	20,000	-	-	26.09.07	20,000	£0.58	31/12/09 – 31/12/19

All share options were granted at the market price at the date of grant. The closing market price of the Company's ordinary shares at 30 September 2007 was 58.5p, and the range during the year, was 58.5p to 64.5p. Further details on the share options are given in note 23 to these financial statements.

This Report was approved by the Board of Directors on 14 February 2008 and signed on its behalf by:

Duncan Sedgwick
Remuneration Committee Chairman

Statement of Directors' Responsibilities

The directors are responsible for preparing the Annual Report and the financial statements in accordance with applicable law and regulations.

Isle of Man Company law requires the directors to prepare Group and Company Financial Statements for each financial year. Under that law the directors have prepared Group financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU and have elected to prepare the company financial statements in accordance with International Financial Reporting Standards ("IFRS") as adopted by the EU.

The Group financial statements are required by law and IFRS adopted by the EU to present fairly the financial position and performance of the Group; The Companies Acts 1931 to 2004 provide in relation to such financial statements that references in the relevant part of those Act's to financial statements giving a true and fair view are references to their achieving a fair presentation.

The Company financial statements are required by law to give a true and fair view of the state of affairs of the Company.

In preparing each of the Group and Company financial statements, the directors are required to:

a. select suitable accounting policies and then apply them consistently;

b. make judgements and estimates that are reasonable and prudent;

c. state whether they have been prepared in accordance with IFRSs adopted by the EU; and

d. prepare the financial statements on the going concern basis unless it is inappropriate to presume that the group and the company will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and to enable them to ensure that the financial statements comply with the requirements of the Companies Acts 1931 to 2004. They are also responsible for safeguarding the assets of the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for the maintenance and integrity of the Nviro Cleantech plc website.

Legislation in the Isle of Man governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Report of the Independent Auditors

We have audited the group and parent company financial statements on pages 28 to 55.

This report is made solely to the company's members, as a body, in accordance with section 15 of the Companies Act 1982. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union ("EU") are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Acts 1931 to 2004. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. The information given in the Director's Report includes that specific information presented in the Chairman's and Chief Executive's statement that is cross referenced from the Business Review section of the Director's Report.

In addition we report to you if, in our opinion, the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises the Directors' Report, Corporate Governance Statement, Remuneration Report and the Chairman's and Chief Executive's Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the group's and company's circumstances, consistently applied and adequately disclosed. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, as applied in accordance with the provisions of the Companies Acts 1931 to 2004, of the state of the group's affairs as at 30 September 2007 and of its loss for the period then ended;
- the parent company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Acts 1931 to 2004, of the state of the parent company's affairs as at 30 September 2007;
- the financial statements have been properly prepared in accordance with the Companies Acts 1931 to 2004; and
- the information given in the Directors' Report is consistent with the financial statements.

Emphasis of Matter - Going Concern

In forming our opinion, which is not qualified, we have considered the adequacy of the disclosures made in note 1 of the financial statements concerning the uncertainty as to the projection of research and development expenditure and the company's ability to raise further additional funding as required. In view of the significance of this uncertainty we consider that it should be drawn to your attention.

BAKER TILLY Bennett Roy LLC
Registered Auditor
Chartered Accountants
Chapter House, Upper Church Street
Douglas, Isle of Man
IM1 1EA

14 February 2008

Consolidated Income Statement for the year ended 30 September 2007

	Note	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000
Research and development expenses		(2,124)	(50)
Administrative expenses		(2,111)	(807)
Operating loss		**(4,235)**	**(857)**
Finance income	3	40	-
Finance costs		-	-
Loss before tax		**(4,195)**	**(857)**
Tax	5	-	-
Loss for the financial year		**(4,195)**	**(857)**
Basic and diluted loss per share	6	**(13.81)p**	**(22.53)p**

No minority interest in the losses has been recognised within these financial statements as the minority does not have a binding obligation to make additional investment to cover the losses.

All results in the current and preceding financial year derive from continuing operations.

Consolidated Statement of Changes in Equity for the year ended 30 September 2007

	Share capital £'000	Share premium £'000	Merger reserve £'000	Share based payment reserve £'000	Translation reserve £'000	Retained Earnings £'000	Total Equity £'000
At 28 October 2005	-	-	-	-	-	-	-
Loss for the period	-	-	-	-	-	(857)	(857)
Acquisition of subsidiary	21	-	-	-	-	-	21
Share based payment charge	-	-	-	14	-	-	14
Foreign currency translation	-	-	-	-	19	-	19
At 30 September 2006	**21**	**-**	**-**	**14**	**19**	**(857)**	**(803)**
Loss for the year	-	-	-	-	-	(4,195)	(4,195)
Foreign currency translation	-	-	-	-	(19)	-	(19)
Issue of share capital, (net of issue expenses)	12	6,582	-	-	-	-	6,594
Issue of share capital (see notes 17 and 19)	11	-	4,585	-	-	-	4,596
Share based payment charge	-	-	-	272	-	-	272
At 30 September 2007	**44**	**6,582**	**4,585**	**286**	**-**	**(5,052)**	**6,445**

Company Statement of Changes in Equity for the 16 month period ended 30 September 2007

	Share capital £'000	Share premium £'000	Merger Reserve £'000	Share based payment reserve £'000	Retained Earnings £'000	Total Equity £'000
At Incorporation	-	-	-	-	-	-
Loss for the year	-	-	-	-	(598)	(598)
Issue of share capital, (net of issue expenses)	12	6,582	-	-	-	6,594
Issue of share capital, (see notes 17 and 19)	32	-	20,075	-	-	20,107
Share based payment charge	-	-	-	286	-	286
At 30 September 2007	**44**	**6,582**	**20,075**	**286**	**(598)**	**26,389**

Consolidated and Company Balance Sheets at 30 September 2007

	Note	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000
Assets				
Non-current assets				
Licence fee	8	1,028	-	-
Goodwill	8	-	-	-
Investments	9	-	-	20,201
Property, plant and equipment	10	35	-	2
Due from group undertakings	11	-	-	1,085
Total non-current assets		**1,063**	**-**	**21,288**
Current assets			-	
Trade and other receivables	12	385	-	431
Cash and cash equivalents	13	5,962	-	5,718
Total current assets		**6,347**	**-**	**6,149**
Total assets		**7,410**	**-**	**27,437**
Liabilities				
Current liabilities				
Trade and other payables	14	(935)	(803)	(1,048)
Bank overdrafts and loans	15	(30)	-	-
Current tax liabilities		-	-	-
Total current liabilities		**(965)**	**(803)**	**(1,048)**
Total liabilities		**(965)**	**(803)**	**(1,048)**
Net assets / (liabilities)		**(6,445)**	**(803)**	**26,389**

Consolidated and Company Balance Sheets at 30 September 2007 Continued

		Group		Company
	Note	2007 £'000	2006 £'000	2007 £'000
Equity				
Share capital	17	44	21	44
Share Premium reserve	18	6,582	-	6,582
Merger reserve	19	4,585	-	20,075
Share based payment reserve	20	286	14	286
Translation reserve	21	-	19	-
Retained earnings	22	(5,052)	(857)	(598)
Equity attributable to equity holders of the parent		**6,445**	**(803)**	**26,389**
Minority Interest	29	-	-	
Total Equity		**6,445**	**(803)**	

These financial statements were approved by the Board of Directors and authorised for issue on 14 February 2008.

Signed on behalf of the Board of Directors

Director
Christopher Every

Director
Peter Rugg

Consolidated and Company Cash Flow Statements for the period ended 30 September 2007

	Note	Group		Company
		Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000	16 months ended 30 September 2007 £'000
Operating activities				
Net cash (outflow) from operations	24	(4,165)	-	(914)
Interest paid		-	-	-
Tax paid		-	-	-
Net cash (outflow) from operating activities		(4,165)	-	(914)
Investing activities				
Interest received		40	-	40
Purchase of intangible assets		(1,054)	-	-
Purchase of property, plant and equipment		(36)	-	(2)
Net cash (outflow) / inflow from investing activities		(1,050)	-	38
Financing activities				
Proceeds on issue of shares		12,362	-	7,500
Costs on issue of shares		(1,215)	-	(906)
Net cash inflow from financing activities		11,147	-	6,594
Net increase in cash and cash equivalents		5,932	-	5,718
Cash and cash equivalents at beginning of year		-	-	-
Cash and cash equivalents at end of year	13	5,932	-	5,718

Notes to the Financial Statements

1 Accounting Policies

Basis of Accounting

The Group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and interpretations adopted by the European Union and as applied in accordance with the provisions of the Companies Acts 1931 to 2004 and using accounting policies that are consistent with those as stated in the prospectus dated 26th July 2007.

The financial statements have been prepared on the historical cost basis. The principal accounting policies adopted are set out below.

Standards issued but not yet effective

At the date of authorisation of these financial statements the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:

IFRS 2	Share Based Payment – Amendment relating to vesting conditions and cancellations
IFRS 3	Business Combinations – Comprehensive revision on applying the acquisition method
IFRS 8	Operating Segments
IFRIC 11	IFRS 2 – Group and Treasury Share Transactions
IFRIC 12	Service Concession Arrangements
IFRIC 13	Customer Loyalty Programmes
IFRIC 14	IAS 19 – The limit on a Defined Benefit Asset Minimum Funding Requirements and their interaction
IAS 1	Presentation of Financial Statements – Comprehensive revision including requiring a statement of comprehensive income
IAS 23	Borrowing costs – Comprehensive revision to prohibit immediate expensing
IAS 27	Consolidated and Separate Financial Statements – Consequential amendments arising from amendments to IFRS 3
IAS 28	Investments in Associates - Consequential amendments arising from amendments to IFRS 3
IAS 31	Interests in Joint Ventures - Consequential amendments arising from amendments to IFRS 3
IAS 32	Financial Instruments Presentation – Amendments relating to puttable instruments and obligations arising on liquidation

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group when the relevant standards and interpretations come into effect.

The Company has not presented its income statement in these financial statements. The Group loss for the year includes a loss after tax of £597,456 which is dealt with in the accounts of the Company.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of Nviro Cleantech plc and all its subsidiaries made up to 30 September each year.

Control is achieved where the Company has the power to govern the financial and operational policies of an entity so as to gain benefit from its activities.

Minority interests in the net assets of consolidated subsidiaries are identified separately from the group's equity therein. Minority interests consist of the amount of those interests at the date of the business combination and the minority's share of changes in equity since the date of the combination. No minority interest in the losses has been recognised within these financial statements as the minority does not have a binding obligation to make additional investment to cover the losses. All inter-group transactions, balances, income and expenses are eliminated on consolidation.

Business Combinations

The company's controlling interest in its directly held, wholly owned subsidiary, Nviro Cleantech Limited was acquired through a transaction under common control, as defined in IFRS 3, Business Combinations. The directors note that transactions under common control are outside the scope of IFRS 3 and that there is no guidance elsewhere in IFRS covering such transactions.

IAS contain guidance where a transaction falls outside the scope of IFRS. This guidance is covered in Paragraphs 10-12 of IAS 8, Accounting policies, Changes in Accounting Estimates and Errors. This requires, inter alia, that where IFRS does not contain guidance on a particular issue, the Directors may also consider the most recent pronouncements of other standard setting bodies that use a similar conceptual framework to develop accounting standards. In this regard it is noted that The United Kingdom Financial Reporting Standard No. 6 (FRS 6), outlines the situation when there is a transaction under common control. The guidance within the standard allows for merger accounting to be the method of accounting used.

Having considered the requirements of IAS 8 and the guidance included within FRS 6, it is considered appropriate to use a form of accounting which is similar to pooling of interests when dealing with the transaction in which the Group acquired its controlling interest in Nviro Cleantech Limited. Merger accounting has therefore been used to account for the transaction.

The use of this method of accounting impacts upon the comparative numbers in the financial statements. The comparative figures are consolidated by including the results of all of the combining entities for the previous year and their balance sheets for the previous balance sheet date.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary at the date of acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill which is recognised as an asset is reviewed for impairment at least annually. Any impairment is recognised immediately in profit or loss.

Investments

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction coasts.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment loss. They are depreciated over their estimated useful lives on the following annual bases:

Plant and machinery	3 to 10 years straight line
Computer Equipment	33.3% straight line

The gain or loss ensuing on the disposal or retirement of an asset is determined on the difference between sales proceeds and the carrying amount of the asset and is recognised in the income statement.

Licences

Licences are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives on the following annual bases:

Licences	over the licence period

Impairment of Property, Plant and Intangible Assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately.

Financial Instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group has become a party to the contractual priorities of the instrument.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash balances and deposits held at call with banks.

Borrowings

All borrowing costs are recognised in the income statement in the period in which they incurred.

Financial Liabilities and Equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Trade Receivables

Trade receivables are measured at initial recognition at fair value and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated irrecoverable amounts are recognised in profit and loss when there is objective evidence that the asset is impaired.

Trade Payables

Trade payables are initially measured at fair value and are subsequently measured at amortised cost using the effective interest rate method.

Operating Loss

Operating Loss is stated before finance income and finance costs.

Leases

All leases are classified as operating leases. Rentals payable under operating leases are charged to income on a straight line basis over the term of the relevant lease.

Segmental Reporting

A business segment is a group of assets and operations that provide a product or service and that is subject to risks and returns that are different from other business segments. A geographic segment is a group of assets and operations that provide a product or service within a particular economic environment and that is subject to risks and returns that are different from segments operating in different economic environments.

Research and Development

Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group's business development of its various clean technologies is recognised only if all of the following conditions are met:

- an asset is created that can be identified (such as software and new processes);
- it is probable that the asset created will generate future economic benefits;
- the development cost of the asset can be measured reliably;
- the product or process is technically and commercially feasible; and
- sufficient resources are available to complete the development and to either sell or use the asset.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. Internally-generated intangible assets are amortised on a straight-line basis over their useful lives.

Taxation

The tax expense represents the sum of the tax currently payable and deferred tax.

The tax is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated by using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled based upon tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Foreign Currencies

The individual financial statements of each group company are presented in the currency of the primary economic environment in which it operates, (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each group company are expressed in pounds sterling, which is the functional currency of the Company and the presentational currency for the consolidated financial statements.

Transactions in currencies other than sterling are initially recorded at the rates of exchange prevailing on the dates of the transactions. Monetary assets and liabilities denominated in such currencies are retranslated at the rates prevailing on the balance sheet date. Profits and losses arising on retranslation are included in the income statement.

On consolidation, the assets and liabilities of the Group's overseas operations are translated into sterling at exchange rates prevailing on the balance sheet date. Exchange differences arising, if any, are classified as equity and transferred to the Group's translation reserve. Such translation differences are recognised as income or expenses in the period in which the operation is disposed of. Income and expense items are translated at the average exchange rates for the period.

Share Based Payments

The Group has applied the requirements of IFRS 2 Share Based Payments. The Group issues equity settled share based payments to certain employees and third parties. Equity settled share based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of the equity settled share based payments is expensed on a straight line basis over the vesting period, based on the Group's estimate of shares that will eventually vest and adjusted for the effect of non-market based vesting conditions.

Fair value is measured by use of the Black Scholes model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects on non-transferability, exercise restrictions and behavioural considerations.

Going Concern Basis

After making enquiries, the directors have formed a judgment, at the time of approving the financial statements, that there is a reasonable expectation that the Group has access to secure adequate resources to continue in operational existence for the foreseeable future. The Company intends to raise additional funds in 2008 from research and development grants, economic development grants, debt, equity, or a combination of sources. Further detail on this can be found below. For this reason the directors continue to adopt the going concern basis in preparing the financial statements.

The Company continues to talk to both existing and new potential institutional investors. It retains communication with these well recognised institutions so they have good current knowledge of our technology and objectives in the market in the expectation that provided we do what we are projecting in meeting milestones they remain enthusiastic to support the Company now and in the future as revenues begin to flow.

Meanwhile we are facing the greatest opportunity to support our cash position from other resources with the Vertus and Microrelease projects. At this point in time we are in negotiation with a number of biomass fuel based systems for the Far East and Americas, in each case the project has the opportunity of being a CDM project, which can provide substantial capital support for projects and additional ongoing revenue opportunities. The names and details of these projects remain commercially sensitive presently as a result of which the names of the Carbon Credit Consultancies dealing with the projects also remain confidential. However both those appointed client consultants and our prospective clients remain committed to the involvement in the Carbon Trading market subject to project approvals, the requirements of which we remain cognoscente of at each stage of development. In addition for the coal based projects we are actively looking for local funding sources and once having made public announcement of the planned installations can pursue these sources more specifically such as the State grant aid available in certain US States for reduction of emissions from power generation. In summary, the objective of seeking out specific finance relevant to a project is core to the negotiations and set up of each of those we are currently negotiating with.

In the case of Microrelease a significant turning point in the project accompanies the decision to build a commercial scale unit and once we have the relevant criteria for the build program completed it is intended to seek out the potential for a portion of regionally based grant funding related to the location and nature of the recycling project, for which we may or may not qualify in the final analysis.

In addition to working to acquire or qualify for external sources of funding there has been significant effort to establish engineering partnerships for the building of units for Vertus that have focused on rationalising the building program for commercialisation and implementing production approaches for the systems that maximise performance while reducing costs. As a result of these efforts we have working partnerships with two of the worlds largest and most experienced manufacturers for this type of equipment and expect to announce those relationships formally over the coming months as they supply directly systems for the initial installations in 2008.

A similar approach is being taken with other projects but they are at an early stage where they are as yet not mature enough to attract funds that would have a significant impact on the investment in commercialising them and are too late to qualify for research grant aid hence needing our capital to progress at this point in time.

As at the end of January 2008, the Group had cash reserves of £4.69 million. Based on current projections of Group expenditure, that could be reduced in certain circumstances; this amount would be fully utilised by September 2008. The Group currently has a loan facility available to it of £1.5 million, which based on current projections would be utilised from September 2008 onwards. Plans are also in place to raise further capital funding in the near term from markets in the UK or the US, including leasing, supplier finance, development grants, debt or equity, thus meaning that the Group will be able to continue as a going concern for 12 months from the date of signing of these financial statements.

2 Business And Geographical Segments

The Group currently operates in several geographical markets, the UK, the United States of America and the Cayman Islands and is managed and controlled from the Isle of Man. It also has a number of different business segments, being the development of certain individual technologies. Business segments are the basis on which the Group records its primary segment information. Unallocated operating expenses, assets and liabilities, relate to the general management, financing and administration of the Group.

Year ended 30 September 2007	Vertus RTP £'000	Microrelease £'000	Laseair £'000	Still Clear* £'000	Organotect* £'000	Unallocated £'000	Total £'000
Revenue	-	-	-	-	-	-	-
Segment result	**(646)**	**(155)**	**(209)**	**(933)**	**(312)**	**(1,980)**	**(4,235)**
Finance income							40
Finance costs							-
Loss before tax							**(4,195)**
Tax							-
Loss for the financial year							**(4,195)**
Other information							
Capital expenditure	1,004	50	33	-	-	3	1,090
Depreciation / Amortisation	21	5	1	-	-	-	27
Balance sheet							
Segment assets	983	71	56	157	-	6,143	7,410
Deferred tax asset							-
Total assets							**7,410**
Segment liabilities	(75)	(51)	(98)	(347)	(16)	(378)	(965)
Current tax liabilities							-
Deferred tax liabilities							-
Total liabilities							**(965)**
Total net assets / (liabilities)	**908**	**20**	**(42)**	**(190)**	**(16)**	**5,765**	**6,445**

All of the capital expenditure in the year is on assets that are expected to be used in more than one period. The location of these assets is £1,004,000 of intangibles in the Cayman Islands and £50,000 in the UK. There is also £36,000 of plant and machinery in the UK.

*Organotect is the development of a field portable micro-fluidics plasma detection system, allowing the rapid analysis of hazardous chemicals in the air. Still Clear is a new ignition technology enabling the firing of clean and energy efficient carbon powder as a fuel in existing heat and power boilers and steam plants.

11 months ended 30 September 2006	Vertus RTP £'000	Microrelease £'000	Laseair £'000	Still Clear £'000	Organotect £'000	Unallocated £'000	Total £'000
Revenue	-	-	-	-	-	-	-
Segment result	-	-	-	-	-	(857)	(857)
Finance income							-
Finance costs							-
Loss before tax							(857)
Tax							-
Loss for the financial period							(857)
Other information							
Capital expenditure	-	-	-	-	-	-	-
Depreciation	-	-	-	-	-	-	-
Balance sheet							
Segment assets	-	-	-	-	-	-	-
Deferred tax asset							-
Total assets							-
Segment liabilities	-	-	-	-	-	(803)	(803)
Current tax liabilities							-
Deferred tax liabilities							-
Total liabilities	-	-	-	-	-	(803)	(803)
Total net assets / (liabilities)	-	-	-	-	-	**(803)**	**(803)**

Of the loss for the financial period of £857,000, £214,000 is a non cash expense relating to the impairment of goodwill.

The secondary reporting format for the Group is geographical segments. There are two geographical locations whose segment assets account for greater than 10% of the Group's total assets, the UK, £6,143,000 (2006: £Nil and the Cayman Islands £983,000 (2006: £Nil).

3 Finance Income

	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000
Bank interest receivable	40	-

4. Loss for the Financial Year

	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000
Loss for the financial year is arrived at after charging:		
Net foreign exchange gains	1	-
Depreciation on owned assets	1	-
Amortisation expense	26	-
Research expense	2,124	50
Rentals payable under operating leases	29	22
Staff costs	195	118
Auditors' remuneration for audit services	74	-
Share based payment expense	316	35
Impairment of goodwill	-	214

The amortisation charge of £25,917 is included within administrative expenses within the income statement.

Amounts payable to Baker Tilly Bennett Roy LLC and its related entities, in respect of both audit and non-audit services are set out below:

	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000
Fees payable to the auditors for the statutory audit of the parent and consolidated accounts	35	-
Fees payable to the auditors for other services:		
The audit of the company's subsidiaries	35	-
Taxation services - Compliance Services	15	-
Services relating to corporate finance transactions entered into or proposed to be entered into by or on behalf of the company or any of its associates	155	-
	240	-

Baker Tilly Bennett Roy LLC were appointed as auditors in February 2008 and the fees disclosed in 2007 represent the directors' estimate of the fees payable for the audit for the year ended 30 September 2007.

5. Tax

	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000
Current tax		
Corporation tax	-	-
Adjustment in respect of prior years	-	-
Total current tax	-	-
Deferred tax	-	-
Adjustment in respect of prior years	-	-
Total tax charge	-	-

The Company is subject to Isle of Man taxation at the rate of 0%

The charge for the year can be reconciled to the loss per the income statement as follows:

	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000
Loss before tax	(4,195)	(857)
Tax at the UK corporation tax rate of 30%	(1,259)	(257)
Factors affecting charge for the year		
Expenses not deductible for tax purposes	438	11
Capital allowances for period in excess of depreciation	63	-
Tax losses not utilised	798	246
Other timing differences	(40)	-
Group tax charge	-	-

Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. As the availability of future profits against which to utilise a deferred tax asset is uncertain, no asset has been recognised in the period.

6 Loss Per Share

Basic loss per share of 13.81p (2006: 22.53p) is based on the loss for the financial year of £4,195,000 (2006: loss of £857,000) and on 30,371,435 ordinary shares (2006: 3,803,187 ordinary shares) being the weighted average number of shares in issue throughout the year. As there is a loss for the year, there is no difference between the basic and the diluted loss per share.

7 Staff Costs

The average monthly number of employees, (including executive directors) during the year was:

	Group		Company
	2007 Number	2006 Number	2007 Number
Administration	3	2	3

The costs incurred in respect of these employees were:

	Group		Company
	Year ended 30 September 2007 £'000	11 months ended 30 September 2006 £'000	16 months ended 30 September 2007 £'000
Wages and salaries	195	118	-
Share based payments (see note 23)	271	14	-
Social security costs	50	2	-
	516	134	-

8 Other Intangible Assets

	License fees £'000
Group	
Cost	
At 1 October 2006	-
Additions	1,054
At 30 September 2007	1,054
Amortisation	
At 1 October 2006	-
Charge for the year	26
At 30 September 2007	26
Net Book Value: 30 September 2007	1,028

During the comparative period from 28 October 2005 to 30 September 2006, goodwill of £214,000 arose upon the acquisition of Nviro Cleantech Limited which was then fully impaired during the same period.

9. Investments

	Investment in subsidiary undertakings £'000
Company	
Cost	
Upon Incorporation	-
Additions	20,201
At 30 September 2007	20,201
Provision for Impairment	
Upon Incorporation	-
Addition	-
At 30 September 2007	-
Net Book Value: Upon Incorporation	-
Net Book Value: at 30 September 2007	20,201

The company owns more than 20% of the following entities:

Name of Undertaking	Place of Incorporation	% Ownership / voting power	Principle Activity
Nviro Cleantech Limited	England & Wales	100	Administration
Still Clear Limited	England & Wales	100	Development & exploitation of clean technologies
Laseair Limited	England & Wales	80	Development & exploitation of clean technologies
Microrelease Limited	England & Wales	80	Development & exploitation of clean technologies
Organotect Limited	United States	65	Development & exploitation of clean technologies
Nviro Cleantech Inc	United States	100	Administration
Vertus Technologies US LLC	United States	100	Development & exploitation of clean technologies
Vertus Technologies Limited	Cayman Islands	100	Development & exploitation of clean technologies
Nviro Cleantech Cayman Islands Limited	Cayman Islands	100	Holding Company
Balama Nviro Limited	British Virgin Islands	50	Development & exploitation of clean technologies

All companies are owned indirectly by Nviro Cleantech plc except for Nviro Cleantech Limited.

An impairment review has been undertaken on the value of the Company's investment in its subsidiary undertakings. The future revenues and profits of each business segment have been calculated on a discounted basis for a five year period. On this basis, no provision for impairment has been recognised.

10. Property, Plant And Equipment

	Plant & Machinery £'000	Computer Equipment £'000	Total £'000
Group			
Cost			
At 1 October 2006	-	-	-
Additions	33	3	36
At 30 September 2007	33	3	36
Depreciation			
At 1 October 2006	-	-	-
Charge for the Year	1	-	1
At 30 September 2007	1	-	1
Net book value			
At 30 September 2006	-	-	-
At 30 September 2007	32	3	35

During the comparative period from 28 October 2005 to 30 September 2006, the Group had no property plant or equipment.

	Computer Equipment £'000
Company	
Cost	
Upon Incorporation	-
Additions	2
At 30 September 2007	2
Depreciation	
Upon Incorporation	-
Charge for the year	-
At 30 September 2007	-
Net book value	
Upon Incorporation	-
At 30 September 2007	2

11 Other Non Current Asset

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000
Due from group undertakings	-	-	1,085

The loan due from Group undertakings is repayable after 5 years and is interest free.

12. Other Receivables

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000
Due within one year:			
Other receivables	372	-	127
Prepayments and accrued income	13	-	11
Due from Group undertakings	-	-	293
	385	-	431

The directors consider that the carrying amount of other receivables approximates to their fair value. All of the Groups's other receivables are denominated in sterling except for £16,712 denominated in $US.

13 Cash and Cash Equivalents

	Group 2007 £'000	Group 2006 £'000	Company 2007 £'000
Cash and cash equivalents per balance sheet	5,962	-	5,718
Bank overdrafts	(30)	-	-
Cash and cash equivalents per cash flow statement	5,932	-	5,718

All of the Group's cash and cash equivalents at 30 September 2007 are at floating interest rates.

All of the Group's cash and cash equivalents at 30 September 2007 are in sterling except for £39,000 (2006: £Nil) held in $US.

The directors consider that the carrying amount of cash and cash equivalents approximates their fair value.

14. Trade and Other Payables

	Group		Company
	2007 £'000	2006 £'000	2007 £'000
Trade payables	580	18	20
Other payables	218	180	18
Accruals and deferred income	137	250	102
Amounts owed to related parties	-	355	-
Due to group undertakings	-	-	908
	935	803	1,048

Trade payables principally comprise amounts outstanding for trade purchases and ongoing costs. The average credit period taken for trade purchases is 36 days (2006: 11 days). The directors consider that the carrying amount of trade and other payables approximates to their fair value.

15 Bank Overdrafts and Loans

	Group		Company
	2007 £'000	2006 £'000	2007 £'000
Bank overdrafts	30	-	-

The bank overdraft is repayable on demand.

16 Financial Risk Management

The Group's principal financial assets are bank balances and cash, other receivables and investments. The Group is exposed to the following risks – foreign currency risk, credit risk, liquidity risk and interest rate risk. The policy for managing these risks is outlined below;

Foreign Currency Risk

Foreign currency risk arises on purchases from overseas markets, namely the United States of America, the transactions being denominated in $US. Purchases from these markets however are minimal hence the risk is not considered to be significant.

Liquidity Risk

The Group maintains good relationships with its banks, all of whom are banks with high credit ratings and its cash requirements are anticipated via the budgetary process.

Credit Risk

The Group is mainly exposed to credit risk from its other receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction in the recoverability of the cash flows. Management considers the above measures to be sufficient to control the credit risk exposure.

Interest Rate Risk

The Group is exposed to interest rate risk on its interest-bearing financial assets and liabilities. Cash and cash equivalents are the only interest-bearing financial assets held by the Group. All cash and cash equivalents are held in floating rate deposit accounts.

17. Share Capital

	2007 Number	2006 Number
ordinary shares of £0.001 each		
Authorised:	100,000,000	
	£'000	**£'000**
Issued and fully paid:		
As at 1 October 2006	21	-
Issue of Share Capital	23	21
As at 30 September 2007	44	21

The Company was incorporated on 26 May 2006 with an authorised share capital of £2,000, being 2,000 shares of £1 each, of which 2 were allotted at par.

On 26 June 2007, the authorised share capital of the Company was increased by £98,000 to £100,000 as a result of the creation of 98,000 ordinary shares of £1.00 each to rank pari passu with the existing issued and unissued share capital of the Company and then subdivided into 100,000,000 ordinary shares of 0.1p each.

The share capital figure of £21,000 at 30 September 2006 represents the share capital figure of Nviro Cleantech Limited, as under merger accounting, these shares are expressed as shares of Nviro Cleantech plc.

On 3 July 2007, 31,916,199 ordinary shares of 0.1p each were issued at par as consideration for the acquisition of Nviro Cleantech Limited. The fair value of these shares was taken to be 63p per share.

On 6 August 2007, 11,904,760 ordinary shares of 0.1p each were issued at 63p per share as part of an IPO on the AIM.

The Company has one class of ordinary shares which carry no right to fixed income.

Share Options

A total of 1,860,055 options over the ordinary share capital of the company were granted to a number of employees and third parties during the course of the year as follows,

Grant date	Number of options		Exercise price	Exercise period
27/12/2006	310,000	Employee	£0.43	130,000 over 10 years from 27/12/06
				90,000 over 10 years from 31/12/07
				90,000 over 10 years from 31/12/08
01/03/2007	232,558	Employee	£0.43	10 years from 01/03/07
28/02/2007	542,791	Third party	£0.43	5 years from 28/02/07
12/05/2007	51,411	Third party	£0.51	5 years from 12/05/07
26/06/2007	379,295	Employee	£0.51	126,431 over 10 years from 26/06/07
				126,431 over 10 years from 31/12/07
				126,433 over 10 years from 31/12/08
26/09/2007	344,000	Employee	£0.58	38,000 over 10 years from 26/09/07
				28,000 over 10 years from 31/12/07
				28,000 over 10 years from 31/12/08

18. Share Premium Reserve

	Group		Company
	2007 £'000	2006 £'000	2007 £'000
At 1 October 2006	-	-	-
Issue of share capital	7,488	-	7,488
Expenses connected to issue of share capital	(906)	-	(906)
At 30 September 2007	6,582	-	6,582

19 Merger Reserve

	2007 £'000	2006 £'000
Group		
At 1 October 2006	-	-
Issue of share capital	4,585	-
At 30 September 2007	4.585	-

	2007 £'000
Company	
At Incorporation	-
Issue of share capital	20,075
At 30 September 2007	20,075

On 3 July 2007, the Group entered into a share swap agreement whereby the shareholding of Nviro Cleantech Limited agreed to swap their interest in the shares of Nviro Cleantech Limited for shares in Nviro Cleantech plc, a newly incorporated company. The consideration for the share swap was the issue of 31,916,199 ordinary shares of £0.001 each. This transaction has been accounted for as a group reconstruction and consequently merger accounting has been adopted. In the Nviro Cleantech plc company accounts, £20,075,000 has been credited to the merger reserve being the difference between the fair value of the share capital issued and the share capital of Nviro Cleantech Limited. In the group accounts, a total of £4,585,000 has been taken to the merger reserve, being the total of the share capital and share premium in Nviro Cleantech Limited.

20. Share Based Payment Reserve

	2007 £'000	2006 £'000
Group		
At 1 October 2006	14	-
Share based payment charge	272	14
At 30 September 2007	286	14

	2007 £'000
Company	
At Incorporation	-
Share based payment charge	286
At 30 September 2007	286

21. Translation Reserve

	2007 £'000	2006 £'000
Group		
At 1 October 2006	19	-
Exchange differences	(19)	19
At 30 September 2007	-	19

22 Retained Earnings

	2007 £'000	2006 £'000
Group		
At 1 October 2006	(857)	-
Loss for the year	(4,195)	(857)
At 30 September 2007	(5,052)	(857)

	2007 £'000
Company	
Upon Incorporation	-
Loss for the period	(598)
At 30 September 2007	(598)

23 Share Based Payments

As outlined in note 17, the Group granted share options to various employees and third parties during the year. Pursuant to the share for share exchange outlined in note 19, all outstanding options over shares in Nviro Cleantech Limited were replaced by commensurate options over ordinary shares in Nviro Cleantech plc on 3 July 2007. Details of the share options outstanding during the year and in 2006 are as follows.

	2007		2006	
	Number of share options	**Weighted average exercise price**	**Number of share options**	**Weighted average exercise price**
Outstanding at beginning of year	800,000	£0.10	-	-
Granted during year	1,860,055	£0.48	800,000	£0.10
Cancelled during year	(100,000)	£0.10	-	-
Outstanding at end of year	2,560,055	£0.37	800,000	£0.10
Exercisable at end of year	1,950,122	£0.37	87,500	£0.10

A share based payment charge has been calculated using the Black-Scholes model to calculate the fair value of the share options. The inputs into the Black Scholes model are as follows;

	2007	**2006**
Weighted average share price	£0.37	£0.10
Weighted average exercise price	£0.37	£0.10
Expected volatility	18.73%	33.12%
Expected life (years)	9 years 9 months	10 years
Risk free rate	6.00%	6.00%
Expected dividends	0.00%	3.00%

The expected volatility percentage was calculated by reference to the share price of the Company over a nine week period from the listing of the Company to the end of October 2007 and the share price of a close competitor Company for an eighty week period from April 2006. The expected life used in the model has been adjusted based on management's best estimate, for the effects of non transferability, exercise restrictions and behavioural considerations.

The weighted average remaining contractual life of the options outstanding at 30 September 2007 was 3 years 10 months. The outstanding options can be exercised at prices ranging from £0.10 to £0.58 and can be exercised over a 5 to 10 year period.

The Group recognised total expenses related to equity settled share based payment transactions in the form of options of £271,205 (2006: £14,000). Of this total, £206,191 related to employees including executive directors, (2006: £7,132). An expense of £44,955 was also recognised as a result of the issue of shares in consideration for the provision of consultancy services. The fair value of the services provided was calculated according to the value of the shares at the time of grant. The total share based payment expense recognised in the accounts is £316,160.

24. Notes to the Cash Flow Statement

	Group		Company
	Year ended 30 September 2007 £'000	**11 months ended 30 September 2006 £'000**	**16 months ended 30 September 2007 £'000**
Operating loss	(4,235)	(857)	(500)
Adjustments for:			
Depreciation of property, plant and equipment	1	-	-
Amortisation of intangible assets	26	-	-
Share based payment expense	316	35	158
Effect of foreign exchange differences	-	19	-
Operating cashflows before movements in working capital	(3,892)	(803)	(342)
Changes in working capital:			
(Increase) in trade and other receivables	(385)	-	(1,516)
Increase in trade and other payables	112	803	944
Net cash outflow from operations	(4,165)	-	(914)

25. Operating Lease Arrangements

	2007 £'000	2006 £'000
Minimum lease payments under operating leases recognised in the Income Statement for the year	29	22

At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2007 £'000	2006 £'000
Within one year	3	30
	3	30

Operating lease payments represent rentals payable by the Group for office property. The lease is an open ended lease that can be terminated with one month's notice.

26. Related Party Transactions

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation. Transactions between the Company and its subsidiaries were as follows:

	2007 £'000	2006 £'000
Amounts due from subsidiary undertakings	293	-
Loan due from subsidiary undertakings due in five years	1,085	-
Amounts owed to subsidiary undertakings	(908)	-

Core Capital Holdings LLC and Inflect Technologies Limited are both related parties by virtue of their shareholding in the Company. During the year they provided consultancy services to the Group totalling £105,601, (2006: £34,761) and £135,000, (2006: £Nil) respectively. At 30 September 2007 the Group owed the companies £3,332 and £10,000 respectively, (2006: £34,761 and £Nil respectively). The University of Glasgow is a related party by virtue of its shareholding in one of the Groups' subsidiaries. During the year, the University of Glasgow provided consultancy services to the Group totalling £111,474 (2006 £:Nil). At 30 September 2007, the Group owed the company £63,271, (2006: £Nil). FIRA International Limited is also a related party by virtue of the shareholding of Chiltern Ventures Limited in one of Nviro Cleantech plc's subsidiaries. During the year, FIRA International Limited provided consultancy services to the Group totalling £60,593. At 30 September 2007, the Group owed the company £25,329, (2006: £Nil). Huntfield Investments Limited are a related party by virtue of their shareholding in the Company. During the year, they provided consultancy services to the Group totalling £174,000 (2006: £Nil). At 30 September 2007, a balance of £Nil was outstanding.

Andrew Cosentino was appointed as a director of the Company on 26 September 2007. Prior to this date he received consultancy fees of £52,000, (2006: £Nil).

The remuneration of the directors, who are the key management personnel of the Group, is set out below.

	2007 £'000	2006 £'000
Short term employee benefits		
- Directors' emoluments (including non executive directors)	258	118
- Share based payments	212	14
The remuneration paid to the highest paid director is as follows:		
Emoluments	55	
Fees	55	
	110	

There are no retirement benefits accruing to directors. Further information about the remuneration of individual directors is provided in the directors' remuneration report.

27 Critical Accounting Judgements and Key Sources of Estimation and Uncertainty

Impairment of Investments

Determining whether the investment in the company accounts has been impaired involves the calculation of discounted cash flows to establish future revenue and profitability of the Group. This has been calculated on a five year basis for each business unit of the Group, using a suitable discount rate. The outcome of this is that no impairment is required.

Contingent Liability

As at the date of signing these financial statements, the Group is in dispute with a supplier regarding the amount of monies due to them by the Group. There is a significant difference in perception between the two parties valuations of how much monies are due. The directors believe that sufficient liabilities have been included within these financial statements to cover all monies that may become due.

Share based payment

Management have made numerous judgements regarding the calculation of the share based payment expense in the accounts, including, the expected volatility of the company's shares, the share price to be used in the calculation and the most appropriate risk free rate to use. In making these judgements, management considered the share price volatility of a number of the company's competitors and current interest rates. The actual figures used in the calculation are shown in note 23.

No other material judgements have been made by management that could have a significant effect on the amounts recognised in the financial statements.

28 Minority Interest

Equity attributable to the minority interest is £Nil at both 30 September 2007 and 30 September 2006, as the minority does not have a binding obligation to make additional investment to cover the losses of the Group. There are net liabilities in the relevant companies.

29 Post Balance Sheet Events

In October 2007, a memorandum of understanding was signed with CLP India in the Vertus RTP market, to proceed with preliminary work to test various fuel sources with a view to proceeding to building a plant for CLP in India. These tests are currently progressing positively.

30 Acquisition of Subsidiary

On 3 July 2007, the Group purchased the entire issued share capital of Nviro Cleantech Limited and its subsidiary undertakings. This acquisition was a group reconstruction and has been accounted for by the use of the 'pooling of interests' method. The consideration for the acquisition was the issue of 31,916,199 ordinary shares of £0.001 each. The fair value of the consideration has been calculated by reference to the price of the shares issued in the Group's IPO on 6 August 2007 of £0.63 per share.

On 23 March 2006, the Group acquired 100% of the issued share capital of Nviro Cleantech Inc. for consideration of £1,000. Nviro Cleantech Inc. provides administrative support to the Group. The transaction has been accounted for using the purchase method of accounting.

Net Liabilities acquired:	Fair Value £'000
Trade and other payables	(213)
Goodwill	214
Total Consideration	1
Satisfied by	
Shares in Nviro Cleantech Limited	1

The fair value of all liabilities acquired was the same as their book value. The consideration for the acquisition was 1,000 shares of £1 each in Nviro Cleantech Limited. Between the date of acquisition and the 30 September 2006, Nviro Cleantech Inc. contributed £478,000 to the Group's loss before taxation.

Notes



NVIRO CLEANTECH

www.nvirocleantech.com

London Office
Norfolk House
31 St James's Square,
London, SW1Y 4JR
Tel: +44 (0)20 7451 2473

info@nvirocleantech.com

New York Office
445 Park Avenue,
9th Floor,
New York, NY 10022
Tel: +1 212 541 3866

END

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